UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2017

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

June 28, 2017

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the general meeting of shareholders of the Company.

1. Reason for Filing

Given that the proposals were adopted or rejected at the 15th Ordinary General Meeting of Shareholders of the Company held on June 23, 2017, the Company filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2. Description of Report

(1)	Date on Which the General Meeting of Shareholders Was Held

June 23, 2017

(2)	Details of Matters to be Resolved

<Company’s Proposals (Proposals 1 and 2)>

Proposal 1:	Partial amendment to the Articles of Incorporation

Proposal 2:	Appointment of thirteen (13) directors

It was proposed that Messrs. Yasuhiro Sato, Takanori Nishiyama, Koichi Iida, Makoto Umemiya, Yasuyuki Shibata, Ryusuke Aya, Nobukatsu Funaki, Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Mses. Hiroko Ota and Izumi Kobayashi, thirteen (13) in total, be appointed to assume the office of Director.

<Shareholders’ Proposals (Proposals 3 through 19)>

Proposal 3:	Partial amendment to the Articles of Incorporation (Organizations that determine dividends from surplus, etc.)

Proposal 4:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

Proposal 5:	Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to individual officers)

Proposal 6:	Partial amendment to the Articles of Incorporation (Separation of the Chairman of the Board of Directors and CEO)

Proposal 7:	Partial amendment to the Articles of Incorporation (Creation of a system enabling employees of the Company to be reinstated after running for office in national elections, local assembly elections and elections for the heads of local governments, etc.)

Proposal 8:	Partial amendment to the Articles of Incorporation (Disclosure of the policy on and results of officer training)

Proposal 9:	Partial amendment to the Articles of Incorporation (Provision regarding the communications and responses between shareholders and directors)

Proposal 10:	Partial amendment to the Articles of Incorporation (Provision regarding the system for direct recommendation of candidates for Directorship to the Nominating Committee by shareholders and equal treatment)

Proposal 11:	Partial amendment to the Articles of Incorporation (Regarding the inclusion of shareholder proposals in a convocation notice, etc., with the upper limit on such proposals being 100 at minimum)

Proposal 12:	Partial amendment to the Articles of Incorporation (Establishment of a liaison for reporting concerns to the Audit Committee)

Proposal 13:	Partial amendment to the Articles of Incorporation (Holding of executive management committee meetings consisting of only the Outside Director(s), at which the Representative Executive Officer(s) are not present)

Proposal 14:	Partial amendment to the Articles of Incorporation (Implementation of semi-“entry-level recruitment” and establishment of an employment quota for career tracks or executive positions, etc., for women who interrupted their careers for childbirth or child rearing, etc.)

Proposal 15:	Partial amendment to the Articles of Incorporation (Prohibition of discriminatory treatment of activist investors)

Proposal 16:	Partial amendment to the Articles of Incorporation (Establishment of special investigative committee on the matter of expressing the Company’s opinion on the recent actions by the Minister of Justice)

Proposal 17:	Partial amendment to the Articles of Incorporation (Establishment of special investigative committee on the matter of frozen bank accounts at the Shakujii Branch)

Proposal 18:	Partial amendment to the Articles of Incorporation (Establishment of a special investigative committee on the matter of the loan)

Proposal 19:	Partial amendment to the Articles of Incorporation (Submission to the Bank of Japan of a written request to refrain from strongly pursuing its negative interest rate policy)

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1	170,688,974	709,592	153,086	99	Adopted
Proposal 2
Yasuhiro Sato	169,191,051	2,376,891	216	98	Adopted
Takanori Nishiyama	169,286,157	2,128,915	153,086	98	Adopted
Koichi Iida	169,290,258	2,124,814	153,086	98	Adopted
Makoto Umemiya	169,292,372	2,122,700	153,086	98	Adopted
Yasuyuki Shibata	169,293,768	2,121,304	153,086	98	Adopted
Ryusuke Aya	165,115,786	6,299,278	153,086	96	Adopted
Nobukatsu Funaki	165,137,478	6,277,586	153,086	96	Adopted
Tetsuo Seki	168,101,990	3,465,957	216	98	Adopted
Takashi Kawamura	169,465,662	2,102,285	216	98	Adopted
Tatsuo Kainaka	169,650,148	1,917,799	216	98	Adopted
Hirotake Abe	169,693,279	1,874,668	216	98	Adopted
Hiroko Ota	169,947,570	1,620,377	216	99	Adopted
Izumi Kobayashi	170,427,606	1,140,343	216	99	Adopted
Proposal 3	74,417,970	96,862,310	275,944	43	Rejected
Proposal 4	46,867,897	124,602,119	86,895	27	Rejected
Proposal 5	60,143,503	111,338,308	71,815	35	Rejected
Proposal 6	43,440,198	126,371,535	1,743,344	25	Rejected
Proposal 7	11,482,693	159,985,624	88,860	6	Rejected
Proposal 8	12,922,598	158,513,910	121,942	7	Rejected
Proposal 9	11,522,571	159,954,764	86,914	6	Rejected
Proposal 10	11,398,425	160,041,830	122,034	6	Rejected
Proposal 11	11,186,447	160,289,266	86,914	6	Rejected
Proposal 12	11,701,967	159,735,208	121,942	6	Rejected
Proposal 13	11,531,520	159,942,118	86,895	6	Rejected
Proposal 14	11,416,900	159,905,703	238,781	6	Rejected
Proposal 15	11,220,799	160,234,084	106,862	6	Rejected
Proposal 16	11,268,219	160,208,528	86,914	6	Rejected
Proposal 17	11,074,460	160,400,226	88,848	6	Rejected
Proposal 18	11,197,992	160,278,132	88,848	6	Rejected
Proposal 19	10,377,541	161,099,366	88,848	6	Rejected

(Note) Approval requirements for the adoption of each proposal are as follows:

•	Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 2.

•	Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 1 and proposals 3 through 19.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the adoption or rejection of all the proposals was conclusively decided by the exercise of the voting rights prior to the date of this general meeting and the number of voting rights of shareholders in attendance at this general meeting, whose approval or disapproval the Company was able to confirm, the number of voting rights for approval, disapproval and abstentions does not include those of some of the shareholders present at the general meeting.

-End-

4